Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Relating to Preliminary Prospectus Dated January 19, 2012 Registration Statement No. 333-176263

This free writing prospectus should be read together with the preliminary prospectus dated January 19, 2012 related to this offering and included in Amendment No. 4 to the Registration Statement on Form S–1 (File No. 333–176263).

The following is the text of a letter from Joseph Wm. Foran, Chairman, President and CEO of Matador Resources Company that is being mailed to the existing shareholders of Matador Resources Company on January 23, 2012.

Dear Shareholders,

As you may have seen in the press, we have commenced our initial public offering of our common stock. We are currently on the roadshow – meeting with various potential investors and institutions and gathering interest in our company. Once the roadshow is finished, we intend to price our public offering. The roadshow will last approximately two weeks and, if all goes according to plan, we hope we will be able to price our offering on or about February 1 and close on February 7. Naturally, we are all very excited and I hope to soon share with each of you how our offering has been received on the roadshow.

In the meantime, if you may be a participant in the Directed Share Program, you will be hearing directly from representatives of RBC Capital Markets, LLC about what shares may be available to you. We have enclosed a copy of the offering prospectus based upon our S-1 registration statement (called a “red herring”) for your information. The expected price range for the shares of common stock proposed to be sold in the offering is $14.00 to $16.00 per share. Most of the senior management and I will be on the roadshow and difficult to reach, but if you need to reach us, please feel free to visit with Nathan Pekar (972.371.5220) or Amanda Crawford (972.371.5217).

In closing, we thank you for your continuing interest in Matador. We appreciate your support and friendship very much.

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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT IF YOU REQUEST IT BY CALLING RBC CAPITAL MARKETS, LLC TOLL FREE AT (877) 822-4089 OR CITIGROUP GLOBAL MARKETS INC. TOLL FREE AT (800) 831-9146.

The most recent amendment to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1520006/000119312512016839/d217064ds1a.htm